[Letterhead of Sutherland Asbill & Brennan LLP]

March 28, 2014

VIA EDGAR

Amy W. Miller, Esq.
Senior Counsel
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

    Re:
    New Mountain Finance Corporation and New Mountain Finance Holdings, L.L.C.
    Preliminary Proxy Materials on Schedule 14A filed March 18, 2014
    File Nos. 814-00832 and 814-00839

Dear Ms. Miller:

        On behalf of New Mountain Finance Corporation (the "Fund") and New Mountain Finance Holdings, L.L.C. (the "Operating Company" and together with the Fund, the "NMF Funds"), set forth below are the NMF Funds' responses to the oral comments provided by the staff of the Division of Investment Management (the "Staff") of the Securities and Exchange Commission (the "Commission") to the NMF Funds on March 27, 2014, with respect to the NMF Funds' preliminary proxy materials on Schedule 14A (File Nos. 814-00832 and 814-00839), filed with the Commission on March 18, 2014 (the "Proxy Materials"). The Staff's comments are set forth below and are followed by the NMF Funds' responses. In addition, accompanying this correspondence are proposed revisions to the disclosure contained in the Proxy Materials reflecting the Staff's comments.

1.
We note that the Proxy Materials do not contain disclosure regarding dissenters' rights of appraisal as required by Item 3 of Schedule 14A. Please confirm that the requirements of Item 3 of Schedule 14A are not applicable to the Proxy Materials for the NMF Funds.

        The NMF Funds advise the Staff on a supplemental basis that Item 3 of Schedule 14A is not applicable to the NMF Funds' Proxy Materials because the NMF Funds are not soliciting any approvals in the Proxy Materials that would require the NMF Funds to provide dissenters' rights of appraisal.

2.
We note that the Proxy Materials do not contain disclosure regarding the NMF Funds' principal underwriter as required by Item 22(a)(3)(i) of Schedule 14A. Please confirm that the requirements of Item 22(a)(3)(i) of Schedule 14A are not applicable to the Proxy Materials for the NMF Funds.

        The NMF Funds advise the Staff on a supplemental basis that Item 22(a)(3)(i) of Schedule 14A is not applicable to the NMF Funds' Proxy Materials because the NMF Funds do not presently have a principal underwriter as such term is defined in Section 2(a)(29) of the Investment Company Act of 1940, as amended (the "1940 Act").

3.
Please clarify throughout the Proxy Materials that the Fund is the sole unit holder of the Operating Company.

        The NMF Funds have revised the disclosure in the Proxy Materials in response to the Staff's comment.

4.
We note that the Proxy Materials do not contain disclosure regarding the NMF Funds' directors' ownership of equity interests in other investment companies that are part of the "family of investment companies" with the NMF Funds. Please confirm that the NMF Funds are not part of a "family of investment companies" as such term is defined in Item 22(a)(1)(iv) of Schedule 14A.

        The NMF Funds confirm to the Staff on a supplemental basis that the NMF Funds are not part of a "family of investment companies" as such term is defined in Item 22(a)(1(iv) of Schedule 14A.

5.
Please expand the disclosure in the "Background" section under Proposal II to describe all of the entities and their role in the current master-feeder structure that the NMF Funds plan to collapse.

        The NMF Funds have revised the disclosure in the Proxy Materials in response to the Staff's comment.

6.
Please expand the disclosure in Proposal II to describe the resulting consolidated structure of the NMF Funds after the proposed restucturing is completed. Please also confirm to the Staff that all of the entities that will remain under the Fund will be consolidated for financial statement reporting purposes and 1940 Act purposes.

        The NMF Funds have revised the disclosure in the Proxy Materials in response to the Staff's comment. The NMF Funds also confirm to the Staff on a supplemental basis that all of the current entities that will remain underneath the Fund after the proposed restructuring will be wholly-owned subsidiaries of the Fund and are expected to be consolidated with the Fund for both 1940 Act and financial statement reporting purposes, subject to any financial statement adjustments required in accordance with U.S. generally accepted accounting principles.

7.
Please expand the disclosure in Proposal II to describe the role of the Operating Company after the proposed restructuring is completed.

        The NMF Funds have revised the disclosure in the Proxy Materials in response to the Staff's comment.

8.
Please revise the disclosure in Proposal II to reflect that the Form N-54C is a notification rather than an application.

        The NMF Funds have revised the disclosure in the Proxy Materials in response to the Staff's comment.

*    *    *

        If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0176 or John J. Mahon at (202) 383-0515.

Sincerely,
/s/ Steven B. Boehm Steven B. Boehm
cc:
David Cordova/New Mountain Finance Corporation
John Mahon/Sutherland Asbill & Brennan LLP